Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Boaz Bikes, Inc
7600 Chrysler Dr. Unit 101
Detroit, MI 48211
https://www.boazbikes.com/

Up to $3,783,715.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Boaz Bikes, Inc
Address: 7600 Chrysler Dr. Unit 101, Detroit, MI 48211
State of Incorporation: DE
Date Incorporated: February 03, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $3,783,715.00 | 756,743 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 25% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 15% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% Bonus Shares.

First Month Early Bird Bonus

Invest within the first month and receive 5% Bonus Shares.

Amount Based:

Tier 1 | $500

Invest $500 and receive a free "investing is the new normal" T-Shirt.

Tier 2 | $1,000

Invest $1,000 and receive Tier 1+ a $100 credit off future rides.

Tier 3 | $2,000

Invest $2,000 and receive Tier 2 + your name in credits on our "thank you page".

Tier 4 | $5,000

Invest $5,000 and receive Tier 3 + free rides all year.

Tier 5 | $10,000

Invest $10,000 and receive Tier 4 + virtual meet and greet with the entire team & tour of our facility.

Tier 6 | $20,000

Invest $20,000 and receive Tier 4 + a free scooter.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Boaz Bikes will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Boaz Bikes, Inc ("Boaz Bikes") is a Corporation organized under the laws of the state of Delaware and is a Revolutionary eco-conscious micro-mobility company that is moving people around more safely.

Boaz Bikes inc was initially organized as Boaz Bike LLC, a Texas limited liability company on 12/31/2018 and converted to a Delaware corporation on 2/3/2021.

The Company's business model consists of renting and selling dockless scooters which are designed to catery to the everyday consumer and traveler. Our products are sold across states as well as direct-to-consumer businesses online. We also obtain permits through the city to offer scooters for rental. Users

download our app to rent the scooters by the minute. Currently, in one city we offer weekly rentals and we also offer direct-to-consumer sales.

The Company received the right to use the logo Trademarked in the U.S. trademark granted to boaz bikes, filed with the USPTO on 06/18/2019. In addition to this, Boaz Bikes has developed a mobile app.

Competitors and Industry

<u>INDUSTRY</u>

The Electric Scooter Market is expected to grow at a CAGR of 30.3% from 2021 to 2028 to reach $677.2 billion by 2028. By volume, this market is expected to grow at a CAGR of 23.5% from 2021 to 2028 to reach 238.1 million units by 2028.

https://www.prnewswire.com/news-releases/global-electric-scooter-markets-report-2021-2028---increasing-efforts-by-oems-to-produce-lightweight-bikes--increasing-trend-towards-connected-e-bikes-301402099.html#:~:text=The%20Electric%20Scooter%20Market%20is,238.1%20million%20units%20by%202028

https://www.globenewswire.com/news-release/2021/10/18/2315377/28124/en/Electric-Scooter-Markets-Global-Forecast-to-2028-Increasing-Investments-by-Ride-hailing-Companies-in-the-Micromobility-Space.html

<u>COMPETITORS</u>

We are a scooter company on a national level that is owned by the people and created for the people.

As a patent-pending product on our new model vehicle, we believe this will give us the fighting chance we need to go up against the bigger and more funded players. We've developed the software that allows us to station vehicles in hot spots all around the city that are updated in real-time.

This gives us the advantage of shifting vehicles all throughout the day to spots that will get us more rentals. We also believe that new pilots that we are currently working on will give us an advantage in the future.

The Company has several major competitors in the shared scooter market. Some of the top competitors in our industry include: Bird, Lime and Spin. Lime is the industry leader and the Company's primary competition in the shared scooter industry. Bird also owns significant market share, they were the first movers in the industry and second shared scooter company to go public. Spin are direct competitors backed by Ford but with similar expansion goals. Bird & Lime are currently valued at $2B and $3B. Despite the present competitive landscape, the Company stands out in the shared scooter industry because we are able to scale and be profitable in small to midsize markets that our competitors are currently not focused on. This strategy allows us to be first movers in markets and build brand loyalty years before our competitors try to penetrate.

Current Stage and Roadmap

<u>CURRENT STAGE</u>

The Company's products are currently on the market and generating sales. We believe that our team is made up of innovative and first movers in the industry. We are also patent-pending on our new model vehicle which we believe will give us a fighting chance we need against the bigger and more funded players.

As of today, we've developed the software that allows us to station vehicles in hot spots all around the city that is updated in real time. We believe that this gives us the advantage of shifting vehicles all throughout the day to spots that will help us obtain more rentals.

<u>FUTURE ROADMAP</u>

We have several new pilots planned that we are currently working on that we believe will give us the advantage in the future. We believe, within the next 5 years, we will be the leader in the scooter industry because we are developing the next generation of scooters and solving pain points our competitors are not, which will give us the competitive advantage and brand loyalty for years to come.

The Team

Officers and Directors

Name: Emil Nnani

Emil Nnani's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer & Director
  Dates of Service: December 31, 2018 - Present
  Responsibilities: General day-to-day operations. Salary: $7,000/mo, Equity: 62.5%

Other business experience in the past three years:

- **Employer:** Errand Driver
  Title: CEO
  Dates of Service: January 01, 2016 - January 01, 2019
  Responsibilities: Running the company

Name: Christiana Winfrey

Christiana Winfrey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: December 31, 2018 - Present
  Responsibilities: Overseeing operations across all markets. Salary: 40k annual; Retains a 3% interest in company.

Other business experience in the past three years:

- **Employer:** Self -employed
  Title: Consultancy work
  Dates of Service: January 08, 2012 - Present
  Responsibilities: Self-employed/ Consultancy

Name: Cory Smith

Cory Smith's current primary role is with fabric. Cory Smith currently services 15hrs per week. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Handling all of the financials for the company. Salary: 24k (annual); Retains a 2% interest in company.

Other business experience in the past three years:

- **Employer:** fabric
  Title: Director of Revenue Operations
  Dates of Service: August 23, 2001 - Present
  Responsibilities: Drive lead and revenue growth via operational strategy/execution, own all revenue forecasting, develop and monitor KPIs that define success and inform future business decisions

Other business experience in the past three years:

- **Employer:** Northspyre
  Title: Vice President of Revenue Operations and Finance
  Dates of Service: August 24, 2020 - March 09, 2021
  Responsibilities: Align operational strategies with financial goals, Helped drive 37% ARR growth over a 4-month period, Identified new product and upsell opportunities: created workflows and meetings necessary to connect Marketing, Customer Success (CS), and Product with the Sales Team to define a cohesive growth strategy, Developed growth initiatives that also minimized cash burn by reallocating spend from non-performing areas without disrupting operations - Own operational model and metrics to ensure sufficient staff/resources are deployed across the Go to Market Team in order to hit our revenue goals while also allowing for the flexibility to reallocate resources quickly and efficiently - Design dashboards/metrics (e.g. ARR, CAC, LTV/CAC, ACV, conversion rates, upsells, churn, retention, activities per outcome, etc...) that define performance and drive strategic decisions while instilling increased transparency and accountability

Other business experience in the past three years:

- **Employer:** Redline
  Title: Head of strategic finance
  Dates of Service: April 01, 2017 - April 01, 2019
  Responsibilities: Responsible for forecasting, budgeting, and analyzing P&L variances

Name: Tim Holmgren

Tim Holmgren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Overseeing the tech team and handling all day to day tech problems. Salary: 48k (annual); Retains a 3% interest in company.

Other business experience in the past three years:

- **Employer:** Aftr
  Title: CTO
  Dates of Service: March 01, 2019 - May 02, 2021
  Responsibilities: • Create and implement technology strategies • Align the company’s technology resources with the organization’s short- and long-term goals • Identify what technologies can be used to improve the company’s products and services • Create and oversee high-level KPIs for IT department • Manage the department’s budget

Other business experience in the past three years:

- **Employer:** Newmeister
  Title: Founder
  Dates of Service: February 01, 2016 - September 01, 2020
  Responsibilities: Created and promoted Newsmeister, a daily 3 minute news quiz.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of

our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Boaz Bikes Model 3. Delays or cost overruns in the development of our Model 3 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such

practices may invade the capital of the Company due to its unregistered intellectual property.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

COVID Shutdown Risk
Majority of our revenue come from shared rentals. Another covid wave could shut cities down and some cities will halt operations from scooter operators. Though unlikely another shut down could slow expansion efforts!

Regulatory Risks
Our focus is now small to midsize cities. When it's time to focus on larger cities it could be tough to penetrate these cities to obtain permits to operate. Cities tend to grant yearly permits to the same operators which may make it difficult to break into an older market.

City Banning Risk
Some cities have banned the operation of shared scooters within their market due to injuries and improper operations.

Theft Risk
Theft and breakage are extremely high in our industry. With the average operator losing up to ~5% of their fleet monthly.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Emil Nnani	6,339,000	Common Stock	63.39%

The Company's Securities

The Company has authorized Common Stock, Convertible Notes 2019, Convertible Notes from 2020, and Safe notes from 2021. As part of the Regulation Crowdfunding raise, the Company will be offering up to 756,743 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Notes 2019

The security will convert into Shares and the terms of the Convertible Notes 2019 are outlined below:

Amount outstanding: $337,500.00
Maturity Date: January 01, 2023
Interest Rate: 8.0%
Discount Rate: 0.0%
Valuation Cap: $9,500,000.00
Conversion Trigger: equity financing round of $2M or more

Material Rights

There are no material rights associated with Convertible Notes 2019.

Convertible Notes from 2020

The security will convert into Common stock and the terms of the Convertible Notes from 2020 are outlined below:

Amount outstanding: $875,380.00
Maturity Date: April 23, 2023
Interest Rate: 8.0%
Discount Rate: 8.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: financing of $2M or greater

Material Rights

There are no material rights associated with Convertible Notes from 2020.

Safe notes from 2021

The security will convert into Common stock and the terms of the Safe notes from 2021 are outlined below:

Amount outstanding: $340,890.00
Maturity Date: October 08, 2023
Interest Rate: 8.0%
Discount Rate: 8.0%
Valuation Cap: $35,000,000.00
Conversion Trigger: Equity financing of $2M or more

Material Rights

There are no material rights associated with Safe notes from 2021.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 1,500,000
  Use of proceeds: Purchase of Vehicles.
  Date: March 03, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $300,000.00
  Number of Securities Sold: 360,000
  Use of proceeds: Expansion of the company.
  Date: May 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $125,000.00
  Number of Securities Sold: 100,000
  Use of proceeds: Expansion of the company.
  Date: June 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $875,380.00
  Use of proceeds: purchase of vehicles, expansion and operating cost
  Date: April 23, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $340,890.00
  Use of proceeds: operations expenses, inventory and expansion
  Date: November 08, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our

operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $130,979, about 20% higher compared to fiscal year 2019.

Revenue of $130,979; As a result of COVID, revenue was lower than what we expected. We believe that COVID was the biggest reason for low revenue forcing us to close down for 1/4 of the year as we regrouped and made pivots into more covid friendly markets.

Cost of sales

Cost of sales in 2020 was $30,672, an increase of approximately $10,000, from costs of $19,175 in fiscal year 2019. The increase was largely due to an increase in learning to do business in a covid era like adding PPE to our services.

Gross margins

2020 gross profit increased to $100,307 compared to 2019 gross profit of $94,486.

We were able to generate more profit while operating 1/4 less time (due to COVID) because we found our niche targets and exectued our expansion strategy perfectly.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and more in 2020 increased to $132,552 from 2019 expenses of $82,836. Majority of this increase was due to increased compensation and benefits costs. The Company hired more employees in 2020, and also had to maintain more warehouses in differenct cities that we are permitted in but weren't operating in due to COVID (Detroit, MI, Atlanta, GA, and Plano, TX).

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because alot of the expenses were focused on us forumalting a winning strategy that we now have. Revenues generated was in a covid era which took some learning to figure out. Future expenses and revenues come with a well seasoned team and strategy. Past cash was primarily generated through equity investments and revenues from services. Our goal is to offer more rental services across many markets while pushing our DTC and B2B strategies. Boaz is currently cash flow positive and we believe we will be able to grow steadily with a mix of equity investments and revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January, 2022, the Company has capital resources available in the form of AMEX platinum no limit

charge card with a balance of ~10,000 and about ~$50,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are cash-flow positive as of 2021 and are in the position to continue growth of our cash flow. Funds from the campaign will hyper boost our expansion goals and growth but are not critical to the success of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company.

Of the total funds that our Company has, ~95% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal of ~$3.8M.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a current monthly burn rate of $40K for expenses related to salaries and cost of doing business. Company is currently cash flow positive.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 6 years. This is based on a current monthly burn rate of $40K for expenses related to salaries and the cost of doing business. Company is currently cash flow positive and with full financing should give us the cushion to keep growing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future capital raises: these include raising a Series A round and/or going public through a SPAC deal. These are not currently available sources of capital to the company.

Indebtedness

- **Creditor:** Gupta Social Impact
  Amount Owed: $200,000.00
  Interest Rate: 20.0%
  Maturity Date: October 22, 2022

- **Creditor:** Emil Nnani
  Amount Owed: $55,000.00
  Interest Rate: 2.0%
  Maturity Date: January 01, 2023

- **Creditor:** PPP loan
  Amount Owed: $39,500.00

Interest Rate: 0.1%

- **Creditor:** 2019 F&F convertible notes
  Amount Owed: $337,500.00
  Interest Rate: 8.0%
  Maturity Date: January 01, 2023

- **Creditor:** 2020 Wefunder Convertible notes
  Amount Owed: $875,380.00
  Interest Rate: 8.0%
  Maturity Date: April 23, 2023

- **Creditor:** 2021 WeFunder Safe Notes
  Amount Owed: $340,890.00
  Interest Rate: 8.0%
  Maturity Date: October 08, 2023

- **Creditor:** Gupta Social Impact
  Amount Owed: $100,000.00
  Interest Rate: 20.0%
  Maturity Date: August 23, 2023

Related Party Transactions

- **Name of Entity:** Emil Nnani
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan to the business to use for working capital through the winter
  Material Terms: Emil Nnani, CEO, loaned Boaz Bikes $55,000 for cash flow purposes. The loan carries a 2% interest to be paid back within one year. Please refer to the indebtedness section for further details.

Valuation

Pre-Money Valuation: $50,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, the Company previously raised capital at a $35M valuation. We've increased our fleet from the last raise in 2021 5x (about 1500 units) which is projected to bring in $6k per unit per year (*please note this is forward-looking information).*

Second, the company analyzed the industry and competitors. Two scooter companies went public this year (Bird & Helbiz) with one of them at about a $2B market cap. We are gross profitable with a detailed scaling plan that will allow us to secure more market share over the next 12-24 months. Also, some other competitors Voi & Bolt both raised rounds over a billion dollars (bolt raised at an $8B valuation).

Third, we analyzed the value of our permitting contracts. We've secured more permits from the last raise, have secured two strong b2b contracts that will bring in recurring monthly revenue and set the blueprint for future b2b deals. 2021 revenue was over $500K with the slow expansion due to covid and lack of vehicles (*please note this is based on our unaudited data).*

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have

assumed (i) the company only has one class of stock and does not currently have any outstanding options, warrants, and other securities with a right to acquire shares; and (ii) does not have any shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,553,770 in convertible notes and safes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  We will use 96.5% of the funds for working capital to cover expenses for the initial launch and product expansion as well as ongoing day-to-day operations of the Company.

If we raise the over allotment amount of $3,783,715.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  16.5%
  We will use 16% of the funds for marketing and sales materials as well ad space in traditional and digital marketing programs.
- *Research & Development*
  16.0%
  We will use 16% of the funds raised for market and customer research, new product development and market testing.
- *Company Employment*
  16.0%
  We will use 16% of the funds to additional personnel for our daily operations.
- *Inventory*
  16.0%

We will use 16% of the funds raised to purchase brand new inventory for Boaz so that we can expand our product.

- *Operations*
  16.0%
  We will use 16% of our funds raised to assist with our daily operating costs.

- *Working Capital*
  16.0%
  We will use 16% of the funds we raise primarily as working capital to cover our expenses for new technology and product launches.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.boazbikes.com/ (boazbikes.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/boaz-bikes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Boaz Bikes, Inc

[See attached]

BOAZ BIKE, INC
BOAZ BIKE, LLC

AUDITED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED

DECEMBER 31,2020 & 2019

BOAZ BIKE, INC
BOAZ BIKE, LLC

TWELVE MONTHS ENDED DECEMBER 31, 2020 & 2019

CONTENTS

Andrew Benvenuti, Jr. CPA
PO Box 626
Manahawkin, NJ 08050
Phone (609)567-8297
Fax (609)567-8299
Cell (609)805-2240
urtaxguys@gmail.com

INDEPENDENT AUDITOR'S REPORT

Boaz Bike Inc.
Detroit, MI

July 26, 2021

I have audited the accompanying combined balance sheet of Boaz Bike Inc. as of December 31, 2020 and Boaz Bike, LLC as of December 31, 2019 and the related combined statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on our audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boaz Bike Inc as of December 31, 2020 and Boaz Bike LLC as of December 31, 2019, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic combined financial statements taken as a whole.. The supplementary of cost of contract revenues earned and operating expense are also presented for the purposes of additional analysis and are not a required part of the basic combined financial statements. The other accompanying information have been subjected to the auditing procedures applied in the audit of the basic combined financial statements and, in my opinion, are fairly stated in all material respects in relation to the basic combined financial statements taken as a whole.

Andrew Benvenuti, CPA

BOAZ BIKE LLC
BALANCE SHEET

	December 31, 2020	December 31, 2019
Assets		
Current Assets		
Cash	$ 24,899	$ 16,257
Cash - Robinhood	250	
Crypto Currency(at Cost)	500	500
Inventory	600	359
Fundraising Campaign	23,977	-
Startup Expenses	204,425	94,383
Total Current Assets	254,651	111,499
Property and Equipment, Net of Accumulated Depreciation	274,356	190,565
Total Assets	$ 529,007	$ 302,064
Liabilities & Member's Equity		
Current Liabilities		
Accounts Payable	$ -	$ -
Total Current Liabilities	-	-
Long Term Liabilities		
Convertible Notes	337,500	337,500
Investor Loans	384,729	-
PPP Loans	39,500	-
Loans	(212,127)	(47,086)
Total Long Term Liabilities	549,602	290,414
Total Liabilities	549,602	290,414
Member's Equity		
Capital Stock	-	-
Additional Paid in Capital	-	
Retained Earnings	(20,595)	11,650
Total Member's Equity	(20,595)	11,650
Total Liabilities & Member's Equity	$ 529,007	$ 302,064

The accompanying notes are an integral part of the financial statement.
See Accountant Report

BOAZ BIKE LLC
STATEMENT OF OPERATIONS
TWELVE MONTHS ENDED

	DECEMBER 31, 2020	DECEMBER 31, 2019
Earned Revenues	$ 130,979	$ 113,661
Cost of Earned Revenues	30,672	19,175
Gross Profit	$ 100,307	$ 94,486
General and Administrative Expenses	132,552	82,836
Net Income	$ (32,245)	$ 11,650

The accompanying notes are an integral part of the financial statement.
See Accountant Report

BOAZ BIKE LLC

STATEMENT OF CASH FLOWS

Cash Flows from Operating Activities		December 31, 2020			December 31, 2019	
Net Income	$	(32,245)		$	11,650	
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities						
Depreciation		25,525			10,030	
(Increase) Decrease in Assets						
Crypto Currency		0			(500)	
Robinhood		(250)				
Inventory		(241)				
Fundrasing Campaign		$(23,977)			(359)	
Increase (Decrease) in Liabilities						
Accounts Payable and Accrued Expenses		0			0	
Net Cash Provided by Operating	$		(31,188)	$		20,821
Cash Flows from Investing Activities						
Startup Expenses			(204,025)			(110,042)
Acquistion & Disposition of Fixed Assets			(109,316)			(200,595)
Net Cash Provided by Investing	$		(313,341)	$		(310,637)
Cash Flows from Financing Activities						
Prior period Adjustmentr			0			0
Less Distribution			0			0
Investor Funds			384,729			337,500
PPA Loan			39,500			0
Net Loans / Repaymentss			(71,058)			(31,427)
Additional Paid in Capital						
Net Cash Provided by Financing Activities	$		353,171	$		306,073
Net Decrease in Cash	$		8,642	$		16,257
Cash - Beginning of Year	$		16,257	$		0
Cash - December 31, 2019	$		24,899	$		16,257

The accompanying notes are an integral part of the financial statement.

See Accountant Report

BOAZ BIKE LLC
STATEMENT OF RETAINED EARNINGS
TWELVE MONTHS ENDED

	December 31, 2020	December 31, 2019
Balance - January 1	- 11,650	-
Net Income	(32,245)	11,650
Less Distributions	-	-
Balance - December 31	(20,595)	11,650

The accompanying notes are an integral part of the financial statement.
See Accountant Report

BOAZ BIKE, INC
BOAZ BIKE, LLC

NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2020 & 2019

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES COMPANY ACITIVITES

The company is a newly launched startup held formed on December 31, 2018 as a Texas, LLC and on 2/3/2021 was converted to a Delaware C-Corp.

REVENUES

Revenues are reported on accrual basis and are booked at the time they earned.

DEPRECIATION

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line method for financial statements purposes.

INVENTORIES

Inventories are stated at the lower of cost or market with cost determined on the First In-First Out (fifo) method.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that directly affect the results of reported assets, liabilities, revenues, and expenses. Accordingly, actual results could differ from those activities.

NOTE 2: ACCOUNTS RECEIVABLE

All accounts receivable have been deemed by management as being collectable in future periods. Consequently, no allowance for doubtful accounts is required. All accounts deemed to be uncollectible are expensed utilizing the direct write-off method whenever management determines the account is uncollectible.

Generally accepted accounting principles require the use of an allowance account. The effect of such an allowance account in the financial statements would be minimal.

NOTE 3: PROPERTY PLANT & EQUIPMENT

Property, Plant & Equipment consists of the following:

	December 31,2020	December 31,2019
Equipment	309,911	200,595
Less: Accumulated Depreciation	(35,555)	(10,030)
NET BOOK VALUES	274,356	190,565

Depreciation expense charged to operations was $25,525 & 10,030 respectively in twelve months ended December 31, 2020 & 2019

.

NOTE 4: CONCENTRATIONS OF CREDIT RISK ARISING FROM CASH DEPOSITS IN EXCESS OF INSURED LIMITS

The company maintains its cash balances in a financial institution. The balances are insured by the Federal Deposit Insurance Corporation. At December 31, 2020 & 2019, the Company's uninsured cash balance was zero. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk to cash.

NOTE 5: INCOME TAXES

The company has no income taxes since it currently is operating on loans and investments in the company.

NOTE 6: LONG TERM DEBT

The company has the following Debt Structure exclusive of a COVID-19 Pandemic and Cares Act Loan discussed in Note 8 below:

Wefunder Convertible Debt and safe notes thru October 08, 2021 they have raised $1,216,270. The conversation date is uncertain at this time. $100,000 loan from Gupta social impact on August 23, 2021. A $55,000 loan from Emil Nnani on January 01, 2022. $200,000 loan from Gupta social impact on October 22, 2021, $337,500 convertible notes from 2019 friends and family round. All long term debt totals $1,948,270 which includes all convertible notes and safes from 2019 to February 15th 2022.

NOTE 7: Related party transactions

Emil Nnani CEO of the company loaned Boaz Bikes $55,000:

Loan is 2% interest to be paid back within one year.

NOTE 8: COVID-19 Pandemic and CARES Act Funding

On March 11, 2020, the World Health Organization designated the COVID- 19 outbreak as a global pandemic. In response to COVID-19, on March 27, 2020 the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law. The CARES Act added the Paycheck Protection Program ("PPP") to the U.S. Small Business Administration's ("SBA") loan program. A PPP loan had to be used only for certain specified expenses and, if approved, the borrower can apply to have the loan forgiven. The program is administered by the SBA, but the borrower goes through a participating bank for loan approval and distribution/forgiveness of the loan. The company received a loan of $39,500 from this program.

NOTE 6: Contingent Liabilities

Management is unaware of any contingent liabilities as of the date of these financial statements.

BOAZ BIKE LLC
SCHEDULE I - COST OF EARNED REVENUES
TWELVE MONTHS ENDED

	December 31, 2020	December 31, 2019
Purchases	$ 76,752	$ 172,256
Supplies	2,144	1,094
Subcontractors	32,564	20,865
Freight	619	7,474
Consultant	975	1,653
Licenses & Fees	1,409	6,398
Depreciation	25,525	10,030
Less Bikes & Other Equipment Used to Produce Income	(109,316)	(200,595)
	$ 30,672	$ 19,175

The accompanying notes are an integral part of the financial statement.
See Accountant Report

BOAZ BIKE LLC
SCHEDULE I - GENERAL & ADMINISTRATIVE
TWELVE MONTHS ENDED

	DECEMBER 31, 2020	DECEMBER 31, 2019
Advertising	$ 68,171	$ 13,887
Bank Charges	338	945
Computer & Office Expenses	10,509	13,025
Insurance	4,575	10,311
Interest & Finance Charges	4,430	-
Maintenance & Repairs	53	194
Meals & Entertainment	2,573	8,174
Professional Service	6,259	1,604
Promotional Expenses	-	8,435
Rent	21,051	-
Telephone	2,968	519
Travel - Lodging	4,460	10,224
Travel - Air	1,013	5,212
Travel - Auto Rental & Expenses	2,972	2,431
Travel - Other	49	2,394
Utilities	726	-
Vehicle	2,405	5,481
	$ 132,552	$ 82,836

The accompanying notes are an integral part of the financial statement.
See Accountant Report

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Boaz Bikes

A Safer Micro-Mobility Solution


Boaz Bikes
Revolutionary, Eco-Conscious, Micro-Mobility Company
Moving People More Safely

$0.00 raised
$1,216,270 previously crowdfunded

0 Investors	$50M Valuation
$5.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$3.78M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Website | Detroit, MI | TECHNOLOGY

Boaz Bikes is a Black-owned and Woman-owned micro-mobility company with a strong focus on community. As the first mover in the sit-down shared scooter market, Boaz has developed a safer and more cost-efficient way to move people around while helping solve the first and last mile problem.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- In the summer of 2021, our revenue per ride passed that of Bird & Lime by a multiple of 2.5x. By EOY, our year-over-year revenue grew 319%.
- Sit-down scooters are significantly safer (6.3x*) and more cost efficient (2.9x**) than stand-up scooters. Boaz has had zero reported accidents for 100,000 rides.
- Boaz is Black-founded, Black-owned, and Woman-owned; the company is committed to changing transportation and elevating community through generational wealth.

**when comparing Boaz internal data to information provided by Austin Public Health (source)*
***when compared to OJO Scooter's 2019 model*
\- - -

This offering is insured by the TigerMark Insurance policy. TigerMark insurance allows investors to get investments returned under qualifying circumstances. Learn more here.

Safe and Equitable Transportation Options For All

In 2018, Boaz founder Emil Nnani saw someone tumble off a stand-up scooter. It prompted a lightbulb moment—**why not create something safer?**

Emil soon learned how dangerous stand-up, motorized scooters can be. He reached out to his design team and made the first prototype for a sit-down scooter with a low center of gravity. And thus, Boaz Bikes was born—making it one of the very first players in the sit-down shared scooter market.


Boaz bikes is an electric scooter company focused on safety

But Boaz isn't just about putting scooters on the road. Emil has devoted the last five years to solving the first and last mile transportation problem in the US. As a Black-owned company, Boaz is focused on offering **safe, reliable, and affordable rides** to local communities currently being overlooked. By operating from the ground up and employing full-time staff rather than contractors, we're focused on creating safe and equitable transportation options for all. We believe that we're the only scooter company on a national level that is **owned by and created for the people**.

THE PROBLEM

Price Hikes, Safety Issues, and Zoning Limits

There's a glaring lack of safety and equity in current micro-mobility options. Stand-up e-scooters, which have become increasingly common in major cities, are highly unsafe and widely misused. These scooters can reach up to 20mph and most passengers fail to wear helmets or ride in the correct lane. This results in thousands of injuries each month. Scooters often end up damaged, yet it's logistically impossible for a fleet to be inspected on a daily - or even weekly - basis.



Austin's electric scooters injury count comes in higher than expected
Emergency Rooms Say
Hurt on Electric

Beyond the question of safety, **cost and access remain two prominent issues**.

1 **Scooter-share prices have nearly doubled** in a race to increase revenue & reach profitability.*

**data surveyed specifically refers to scooter prices within the Washington D.C. area*

2 **The big players,** such as Lime and Bird, **barely service equity zones within cities,** due to concerns over scooter theft & equipment damage.

(source)

These price increases and geographical limitations end up **hurting the users who need affordable transport access the most**.

THE SOLUTION

Thoughtfully-designed, Community-first Scooters

Boaz is revolutionizing micro-mobility across the US with what we believe is the safest and most durable scooter on the market. Our sit-down e-scooters are a one-stop-shop for safe, reliable, affordable rides for city residents, including those currently being overlooked.

The scooter seat creates greater stability with a lower center of gravity, while the wide foot deck, turn signals, and side mirrors provide additional safety measures. The scooter also features bigger tires than a stand-up scooter, a basket for hands-free riding, and a foldable neck that allows more efficient vehicle transport between locations.



1. Seat: lower center of gravity
2. Side Mirrors: Safe driving in the street
3. Turn Signals: Notify cars of turns to help prevent accients
4. Larger Foot Deck: To ride comfortably with feet side by side
5. Bigger Tires: To go over bumps & cracks in the road
6. Foldable Neck: To help transport more vehicles at once
7. Basket: Hands-free riding
8. Industrial Kick Stand: To cut down on vehicle tip overs (when parked)

Boaz scooters are available for rent through a dockless system; rides are charged by the minute and managed through our app. Our average revenue per ride is $9, and our average daily revenue per vehicle is $18.90.

The Boaz team goes into each of our cities to hire locally, with staff coming on as employees rather than contractors. This contributes to our community focus and long-term relationship-building; **by being more meaningfully integrated in each city, we can better serve each community**. In doing so, our vehicles are more likely to be treated with greater care and respect, extending their life and usage.

We are currently operating in five cities - Plano (TX), Detroit (MI), Tempe (AZ), Dallas (TX), and Scottsdale (AZ) - where we partner with people in each city and neighborhood to identify pain points and offer informed transport solutions. We have also secured approval & plan to launch in Los Angeles (CA) & Austin (TX) this summer!



THE MARKET

Capturing New Market Share in a Booming Industry

The Electric Scooter Market is expected to reach over $677B by 2028, growing at a CAGR of 30.3% from 2021 to 2028 (source). By volume, this market is expected to reach 238 million units by 2028.

We believe Boaz is the first entrant in the sit-down shared e-scooter market; over the next four years, the total addressable market is $10B, while we believe the serviceable available market is $2B. As Boaz expands, **we're looking at major markets still not being served** by shared scooters, which includes 285 U.S. cities with populations over 100,000 and over 600 cities with populations over 50,000.



$10B
TAM
over the next 4 years
$1M
Current Market Share
$2B*
SAM
over the next 4 years

based on internal research done by Boaz Bikes

Our competitors are the major stand-up shared e-scooter companies Bird, Lime, and Spin—but we're already setting ourselves above and apart. Our sit-down scooters are **6.3x safer** than stand-up e-scooters, with zero reported accidents in over 100,000 rides versus 19 for every 100,000 rides with stand-up scooters. Our scooters are **4.1x more cost efficient**, **last 4.5x longer**, **cost 2x less**, and **are paid off 7x faster** (in just 47 days).

Boaz scooters will also penetrate cities and neighborhoods that currently lack service from any of our competitors, **reaching new users and creating strong customer loyalty**.



What makes Boaz different?
1 Boaz is 6.3x Safer*
Scooters on average have 19 accidents per 100,000 rides. Boaz has had ZERO accidents in 100,000+ rides
2 Is 2.9x More Cost-Efficient**
Boaz is 4.1x more cost-efficient than Bird/Lime/Uber. Our vehicles cost 2x less, last 4.5x longer, and are paid off 7x faster.
3 Builds Long Lasting Relationships With Cities
Cities issue permits to operators. Boaz's top notch operations solve majority of the issues cities are dealing with.

**when comparing Boaz internal data to information provided by Austin Public Health (source)*
***when compared to OJO Scooter's 2019 model*

OUR TRACTION

Steady Increases in Annual Revenue and Entry Into New Markets

2021 was the best year yet for Boaz, finishing with **$548k in annual revenue.** We increased the size of our Detroit fleet by 400% in May 2021, and we're now poised to launch in four new cities. Looking ahead to the end of 2022, **we're planning to significantly expand our efforts and grow into over 20 additional markets**. And we've done all this while seeing **zero reported accidents in over 100,000 rides**.


2.5x
revenue per ride when compared to Bird & Lime*
319%
year-over-year revenue growth in 2021
$40K
sales generated by our DTC option, launched in Q4 2021

**Information surveyed comprised of data up to June of 2021*

Boaz currently has a patent pending on our new Model 3 vehicle, which will help us further compete against the bigger, more funded players in the space. We've also developed updated, real-time software that will allow us to shift vehicles throughout the day to more optimal locations.

Our MAAS ("Mobility As A Service") platform recently launched, starting officially with our partnership with JoyPunks, a local scooter operator out of Indiana. In exchange for a small percentage of monthly revenue, Boaz will work closely with this developing network of smaller operators to offer strategies, supply access to discounted vehicles, parts, and a reliable platform to operate their business on, and provide perks for their customers.

We're also working on several new pilots that inform our future strategy. Funds from this raise will help send new vehicles into production and roll them out in early 2022.

WHY INVEST

Pioneering the Next Generation of Micro-Mobility

Boaz is investing in community access and safety. We want to eradicate the transit deserts in city neighborhoods, and reduce the cost and risk involved in helping people of all backgrounds get to where they need to go.

We're ready to be an industry champion for years to come. We hope that you'll join us as we work to pioneer the next generation of scooters and solve pain points too long overlooked by existing companies.


E-Z PARKING
Within the next five years, we see Boaz becoming the new leader in the micro-mobility industry.

May 2018

Our Company Launches!

Emil decided to start a shared scooter company focused on safety

December 2018

Prototype Built

First prototype built with a glitchy app. Emil first set out to secure VC money in Silicon Valley

March 2019

Not able to raise VC

Not able to get any solid meetings in Silicon Valley. Emil set out to raise ~$350K from friends and family to put his first 300 vehicles into production

February 2020

Here comes Covid

Now with operations in three cities Plano TX, Detroit MI and Atlanta GA. We had to stop all operations for 3 months and figure out how to pivot in the new covid world

June 2021

$100K in monthly revenue

We finally hit a $100K in monthly revenue in the summer of 2021 while only operating out of one market. We opened up our first official crowdfund (Raised $1.2M) to expand wit

February 2022

Launched on StartEngine

Now YOU can own a part of our company!

May 2022

ANTICIPATED: Market Milestone

Our goal for this summer is to operate in 7-10 markets (currently in 5).

July 2022

ANTICIPATED: More Financing

We are aiming to raise an official Series A round through private VC's we've built relationships with over the years.

December 2022

ANTICIPATED: Expansion Target

To be fully operable in 20+ cities with permits issued in 30+ markets with the plan to expand into them in 2023

Meet Our Team



Emil Nnani

Chief Executive Officer

Devoted the last 5 years to solving the first and last mile transportation problem in America. Serial entrepreneur who built a multi-million dollar retail business that he later sold. True Visionary who is laser focused on making the world better



Christiana Winfrey

COO

Helped build operations for early Uber, launched SF, LA, & SD markets. Cofounded an Uber competitor company, took company from $0 to $2 Million annual revenue. Company acquired Apple, Inc. as largest customer, with 6k downloads on launch day



Cory Smith

CFO

MBA in finance from Wharton. Helped lead SportsRecruits to their 1st year of profitability. Helped startups raise millions in seed funding. Ran financials for a health care company with over $9 Billion in revenue.



Tim Holmgren

CTO

20 years+ of experience in the technology sector. Prior Chief Technology Officer at Aftr.live and Senior Director of Digital Production at Burson Marsteller/Y&R. Won 2008 Rhode Island Business Plan Competition for MissingPatient.com.



Shauna Armitage

Head of Marketing (Part-Time)

Helped companies achieve results such as a 400% increase in website conversions and a 220% growth in sales. Hubspot Certified professional with a certificate in Women's Entrepreneurship from Cornell University.

Shauna is a contractor and works with Boaz Bikes part-time.

Offering Summary

Company	:	Boaz Bikes, Inc
Corporate Address	:	7600 Chrysler Dr. Unit 101, Detroit, MI 48211
Offering Minimum	:	$10,000.00
Offering Maximum	:	$3,783,715.00
Minimum Investment Amount (per investor)	:	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	756,743
Price per Share	:	$5.00
Pre-Money Valuation	:	$50,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 25% Bonus Shares.

Super Early Bird Bonus

Invest within the first week and receive 15% Bonus Shares.

Early Bird Bonus

Invest within the first two weeks and receive 10% Bonus Shares.

First Month Early Bird Bonus

Invest within the first month and receive 5% Bonus Shares.

Amount Based:

Tier 1 | $500

Invest $500 and receive a free "investing is the new normal" T-Shirt.

Tier 2 | $1,000

Invest $1,000 and receive Tier 1+ a $100 credit off future rides.

Tier 3 | $2,000

Invest $2,000 and receive Tier 2 + your name in credits on our "thank you page".

Tier 4 | $5,000

Invest $5,000 and receive Tier 3 + free rides all year.

Tier 5 | $10,000

Invest $10,000 and receive Tier 4 + virtual meet and greet with the entire team & tour of our facility.

Tier 6 | $20,000

Invest $20,000 and receive Tier 4 + a free scooter.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Boaz Bikes will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Boaz Bikes to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Transcript

We are Boaz. A revolutionary eco-conscious micro mobility company that's moving people safer and more equitable rides for everyone.

We've raised over $1.7 million dollars to date because we have a vision that cannot be denied.

We are creating generational wealth within our communities by building a strong and prosperous company.

Boaz is planning to take over because of our superior product, our unique place in the market, and because we've built a team of A class players, some of the best players in the industry.

My name is Tim Holmgren and I'm the CTO here at Boaz Bikes. I bring 20 years of experience of technology to the company working for small startups and large digital advertising.

I'm Shauna Armitrage. My work with startups has helped companies achieve numbers like 400% increase in conversions and 220% increase in sales. We do that by getting scrappy and having a smart growth strategy from the ground up

Hi there my name is Christiana Winfrey, I worked with early stage Uber managing and hiring the first 30 black car drivers in San Francisco. I then launched San Diego and Los Angeles.

Hi my name is Cory Smith and I am the Chief Financial Officer at Boaz Bikes. I have an MBA in finance from the Wharton School of Business and over 20 years of experience in various financial leadership positions. I'm currently responsible for all financial reporting and forecasting at Boaz, and I'm very excited at where we are headed.

And with your help we are going to take this thing to the next level.

And we look forward to having you jump on for the ride.

Will you join us? 3, 2 1.

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